September 7, 2016

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Amendment Number 2 to Registration Statement on Form S-1

Filed September 6, 2016

File No. 333-189275

Ladies and Gentlemen:

The undersigned issuer hereby requests that the above captioned registration statement amendment be withdrawn so it can file a new amendment number 2 thereto.  The reasons for the withdrawal of the amendment are: (i) because a wrong file number was associated with the amendment.

Very truly yours,

Sauer Energy, Inc.

By: /s/ Dieter Sauer, President and CEO

Dieter Sauer, President and CEO

1620 Emerson Avenue      Oxnard, CA 93033-1845

+1 888.829.8748      info@SauerEnergy.com      www.SauerEnergy.com